Holdon Bags, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Holdon Bags Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash	198,740.28
Total Bank Accounts	**$198,740.28**
Accounts Receivable	
11000 Accounts receivable (A/R)	84,172.43
Total Accounts Receivable	**$84,172.43**
Other Current Assets	
12000 Inventory	672,965.45
13000 Other Current Assets	15,556.95
Inventory Asset	0.00
Total Other Current Assets	**$688,522.40**
Total Current Assets	**$971,435.11**
Fixed Assets	
14000 Fixed Assets	10,286.59
Total Fixed Assets	**$10,286.59**
Other Assets	
15000 Other Assets	7,609.20
Total Other Assets	**$7,609.20**
TOTAL ASSETS	**$989,330.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	996,768.41
Total Accounts Payable	**$996,768.41**
Other Current Liabilities	
20000 Current Liabilities	292,724.25
Total Other Current Liabilities	**$292,724.25**
Total Current Liabilities	**$1,289,492.66**
Long-Term Liabilities	
22000 Long Term Liabilities	436,152.52
Total Long-Term Liabilities	**$436,152.52**
Total Liabilities	**$1,725,645.18**
Equity	
30000 Equity	4,503,619.06
38000 Retained Earnings	-2,988,880.04
Opening balance equity	1.00

Holdon Bags Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Net Income	-2,251,054.30
Total Equity	**$ -736,314.28**
TOTAL LIABILITIES AND EQUITY	**$989,330.90**

Holdon Bags Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
40000 Revenue	4,790,732
46000 Discounts & Allowances	-818,838
47000 Refunds & Returns	-38,640
Total Income	**$3,933,254**
Cost of Goods Sold	
50000 Cost of Goods Sold	1,720,373
Total Cost of Goods Sold	**$1,720,373**
GROSS PROFIT	**$2,212,881**
Expenses	
60000 Sales	383,799
61000 Operations	1,137,001
63000 Marketing	1,413,226
65000 Product Development / R&D	-2,000
66000 Engineering & Tech	64,768
70000 General and Administrative	1,327,764
Total Expenses	**$4,324,557**
NET OPERATING INCOME	**$ -2,111,676**
Other Income	
81100 Other Income	17,544
81200 Interest Income	3,801
Total Other Income	**$21,345**
Other Expenses	
85000 Other Expense	160,723
Total Other Expenses	**$160,723**
NET OTHER INCOME	**$ -139,378**
NET INCOME	**$ -2,251,054**

Holdon Bags Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,251,054.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts receivable (A/R)	78,162.25
12100 Inventory:Finished Goods	-108,765.49
12400 Inventory:Prepaid Inventory	171,963.27
13200 Other Current Assets:Prepaid Expenses	-2,073.96
14300 Fixed Assets:Accumulated Depreciation	1,402.72
Accounts Payable (A/P)	482,917.34
21150 Current Liabilities:Green Park LP Intercompany	-14,735.50
21200 Current Liabilities:Credit Cards	6,279.67
21300 Current Liabilities:Accrued Expenses	-4,055.51
21500 Current Liabilities:Payroll Liability	0.00
21600 Current Liabilities:Sales Tax Payable	-518.38
21800 Current Liabilities:Tradespend Accrual	-2,839.34
21950 Current Liabilities:Shopify Loan	-14,362.64
21960 Current Liabilities:Inventory Advance	56,221.27
21965 Current Liabilities:Inventory Advance Accrual	33,333.35
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**682,929.05**
Net cash provided by operating activities	**$ -1,568,125.25**
INVESTING ACTIVITIES	
15100 Other Assets:Deposits	-7,609.20
Net cash provided by investing activities	**$ -7,609.20**
FINANCING ACTIVITIES	
22300 Long Term Liabilities:Term Loan- BOTTLENECK CREDIT FUND I, LP	-50,000.00
224000 Long Term Liabilities:Green Park Loan	-449,977.43
22450 Long Term Liabilities:Green Park Loan Accrued Interest	17,283.50
32000 Equity:Investment Via SAFE	2,089,019.75
Opening balance equity	1.00
Net cash provided by financing activities	**$1,606,326.82**
NET CASH INCREASE FOR PERIOD	**$30,592.37**
Cash at beginning of period	168,147.91
CASH AT END OF PERIOD	**$198,740.28**


Holdon Bags, Inc.
Statement of Changes in Equity


Accounts	2024 Amount ($)
Beginning Equity	1.00
Investment Via SAFE	2,089,019.75
Retained Earnings	(2,988,880.04)
Net Income (Loss)	(2,251,054.30)
Total Equity	(736,314.28)

Holdon Bags, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Holdon Bags, Inc. (the "Company") is a corporation organized on April 7, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.